UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Decision by a Supreme Court in Belgium to Annul a Previous Judgment Regarding Recognition of Notion Deduction of Certain Expenses for Tax Purposes of a Subsidiary in Belgium

Item 1

Decision by a Supreme Court in Belgium to Annul a Previous Judgment Regarding
Recognition of Notion Deduction of Certain Expenses for Tax Purposes of a Subsidiary in Belgium

Further to Note 17(D) of the Company’s Consolidated Annual Financial Statements for 2018, in connection with an appeal filed by Belgian tax authorities with the Belgian Supreme Court (Court of Cassation) against the resolution of a lower court (the “Previous Judgment”), the Company hereby reports that on May 24, 2019, a decision was rendered by the Belgian Supreme Court, annulling the Previous Judgment and remitting the case to a lower court in another region of Belgium (the “Rehearing”).

In light of the decision by the Supreme Court, the maximum potential accounting impact on the Company is about $27 million (that were paid in advance for prior years regarding this dispute). As the complete judgment, including the reasons underlying the Supreme Court’s decision, has yet to be rendered, and in light of the difficulty in estimating, at this stage, the chances of the Company’s claims being sustained within the aforementioned Rehearing, the Company is currently unable to estimate the outcome of these proceedings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 28, 2019